INVESTOR PRESENTATION Q2 FY2020

DISCLAIMER This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation other than statements of historical facts, including, without limitations, statements regarding our future results of operations and ﬁnancial position, our business strategy and our plans and objectives for future operations, our addressable market, potential technological disruptions, and potential opportunities in new payment options, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our projected ﬁnancial performance for our third ﬁscal quarter and full-ﬁscal year 2020. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our ability to sustain our revenue growth rate in the future; our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favorable pricing and utilization rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; the size of our addressable market and market trends; our ability to adapt to technological change and innovate solutions for our clients; our plans for growth and future operations, including our ability to manage our growth; our expectations of future operating results or ﬁnancial performance; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate ﬂuctuations; and our future ﬁnancial performance, including trends in revenue, cost of sales, gross proﬁt, selling, general and administrative expenses ﬁnance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F ﬁled with the Securities and Exchange Commission on September 25, 2019. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business. This presentation includes non-IFRS ﬁnancial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, ﬁnancial measures determined in accordance with IFRS. The non-IFRS measures as deﬁned by us may not be comparable to similar non-IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non- IFRS Reconciliation section for a reconciliation of these non-IFRS ﬁnancial measures to the most directly comparable IFRS ﬁnancial measures. 2

LARGE AND FAST GROWING MARKET OPPORTUNITY DELIVER RAPID EVOLUTION BY STRONG GROWTH COMBINING NEXT-GEN AND FINANCIAL TECHNOLOGIES WITH FOUNDER-LED, EXPERIENCED PERFORMANCE DEEP INDUSTRY MANAGEMENT TEAM WITH EXPERTISE STRONG CULTURE IDEATION TO PRODUCTION CAPABILITIES, DISTRIBUTED AGILE AT SCALE, DOMAIN EXPERTISE AND NEAR-SHORE DELIVERY 3

ENGINEERING NEXT-GEN TECH ENTERPRISE AGILE WE ARE A PURE PLAY STRATEGY AUTOMATION NEXT-GEN TECHNOLOGY COMPANY USER EXPERIENCE TRADITIONAL CONSULTANTS IT SERVICES & AGENCIES 4

$796B 2023 % DIGITAL 15.3 TRANSFORMATION CAGR SERVICES* WE SERVE A LARGE ADDRESSABLE $451B * WORLDWIDE SEMIANNUAL DIGITAL 2019 TRANSFORMATION SPENDING GUIDE MARKET IDC OCTOBER 2019 5

GLOBAL STAFF 6,267 AS OF DECEMBER 31, 2019 CLOSE TO CLIENT NEARSHORE DELIVERY DENMARK, GERMANY, NETHERLANDS, EUROPEAN UNION: ROMANIA, BULGARIA;  UNITED KINGDOM, UNITED STATES   CENTRAL EUROPEAN COUNTRIES: NORTH MACEDONIA, MOLDOVA AND SERBIA;     LATIN AMERICA: ARGENTINA, COLOMBIA, URUGUAY AND VENEZUELA Employee Geography FY16 FY17 FY18 FY19 Q2FY19 Q2FY20 Western Europe 237 233 232 254 238 431 Central Europe - EU Countries 1,572 2,314 2,578 3,062 2,904 3,171 1,809 2,547 2,810 3,316 3,142 3,602 Central Europe - Non-EU Countries 928 1,073 1,279 1,583 1,453 1,711 Latin America - 68 665 780 731 861 North America 58 56 65 75 63 93 2,795 3,744 4,819 5,754 5,389 6,267 6

CONCISE
UK
IT CONSULTANCY
COMPUDAVA
MOLDOVA
NEARSHORE DELIVERY
ALPHEUS
GERMANY
CONSULTING BUSINESS
NICKELFISH
USA
DIGITAL, UX, & STRATEGY FIRM
VELOCITY PARTNERS
USA & LATAM
NA SALES & LATAM DELIVERY
INTUITUS LTD
UNITED KINGDOM
IT CONSULTANCY
PRIVATE EQUITY
PS TECH
SERBIA
AGILE DELIVERY
ISDC
NETHERLANDS & CE
AGILE DELIVERY
BAIN PARTNERSHIP ANNOUNCED
EXOZET GmbH
GERMANY
DIGITAL AGENCY
FOUNDED IN
2000
EXPAND TO CE
EXPAND TO USA
EXPAND TO LATAM
IPO NYSE JULY 2018
Q2 FY20
2020
HEADCOUNT
60
240
1,000
2,000
6,267

HISTORY OF ENDAVA

7

WE MAKE OUR CLIENTS


MORE
ENGAGING
MORE
RESPONSIVE
& MORE
EFFICIENT
DIGITAL
AGILE
AUTOMATION
STRATEGY
CREATIVE & UX
INSIGHTS THROUGH DATA
MOBILE & IoT
ARCHITECTURE
SMART AUTOMATION
SOFTWARE ENGINEERING
TEST AUTOMATION & ENGINEERING
CONTINUOUS DELIVERY
CLOUD
ADVANCED AM
SMART DESK
IDEATION
PRODUCTION

8

TODAY BANKING PAYMENTS HEALTHCARE RETAIL / CPG LOGISTICS TIME TECHNOLOGY DISRUPTION WAVES & CONVERGENCE 9

ROI OPPORTUNITY
PROTOTYPING
SMART POS SYSTEMS
OPEN APIs
PAYMENTS PLATFORMS
REAL OMNI-CHANNEL
ROBOTIC AUTOMATION
SCHEMELESS
PSD2
FINANCIAL INCLUSION
CUSTOMER CENTRIC UX
MESSAGE APPS
IN APP P2P
CHATBOTS
BIOMETRIC
MICRO MERCHANTS & NANO PAYMENTS
BLOCKCHAIN
FRICTIONLESS PAYMENTS
CRYPTOCURRENCY
QUANTUM
2016
2017
2018
2019
2020

DOMAIN EXPERTISE: PAYMENT

10

SCALABILITY BRAND CULTURE M&A AS WE STRIVE TO BE THE TO SUPPORT THIS GROWTH, WE WE USE TUCK-IN ACQUISITIONS TO ASPIRATIONAL BRAND FOR IT NEED LEADERSHIP AND HAVE ACCELERATE OUR GROWTH PROFESSIONALS IN THE DEVELOPED THE ‘PASS IT ON’ STRATEGY - TO EITHER ESTABLISH REGIONS IN WHICH WE INITIATIVE WHICH DRIVES OURSELVES IN A NEW GEO OR TO OPERATE, WE ATTRACT HIGH LOYALTY AND LOWERS ESTABLISH A NEW AREA OF QUALITY TALENT. ATTRITION. EXPERTISE AND MARKET GROWTH. 11

FINANCIALS 12

FINANCIAL HIGHLIGHTS MASTER SERVICE AGREEMENTS WITH CLIENTS PRIMARILY T&M BASED PRICING LONG-TERM CLIENT RELATIONSHIPS STRONG REVENUE GROWTH HEALTHY MARGINS LOW CAPEX REQUIREMENTS POSITIVE ADJUSTED FREE CASH FLOW 13

REVENUE (£m) CAGR 36% +22% YOY 168.3 138.2 85.9 71.8 Q2 84.1 115.4 159.4 217.6 287.9 66.4 82.4 Q1 FY15 FY16 FY17 FY17 FY19 _ 6m18 6m19 FY15 FY16 FY17 FY18 FY19 6M19 6M20 JUNE 30 DECEMBER 31 OVER LAST 5 YEARS, 88.8% OF REVENUE (ON AVERAGE) EACH FISCAL YEAR WAS GENERATED FROM CLIENTS IN THE PREVIOUS YEAR. STRONG REVENUE GROWTH 14

PROFIT BEFORE TAX (£m)



15.2
20.8
21.7
24.6
30.1
12.0
9.4
2.6
0.2
17.5
17.3
Q1
Q2
FY15
FY16
FY17
FY18
FY19
6M19
6M20
JUNE 30
DECEMBER 31
MARGIN 18.1% 18.0% 13.6% 11.3% 10.5%
8.7% 0.1% 6M
13.1% N/A Q2
3.9% 21.2% Q1

ADJUSTED PROFIT BEFORE TAX (£m)*



CAGR 34%
16.1
22.8
25.2
33.5
51.9
25.2
13.5
11.7
37.4
20.5
16.9
Q2
Q1
FY15
FY16
FY17
FY18
FY19
6M19
6M20
JUNE 30
DECEMBER 31
MARGIN 19.2% 19.7% 15.8% 15.4% 18.0%
18.2% 22.2% 6M
18.9% 23.8% Q2
17.6% 20.5% Q1

* SEE PAGE 21 FOR RECONCILIATION OF IFRS TO NON-IFRS METRICS

ROBUST PROFITABILITY

15

TOP CLIENT REVENUE %
TOP TEN
66%
54%
49%
42%
38%
38%
39%
38%
37%
FY15
FY16
FY17
FY18
FY19
6M19
6M20
Q2FY19
Q2FY20
JUNE
DECEMBER 31
DECEMBER 31


No. OF CLIENTS / REVENUE > £1m*
18
26
34
46
63
60
65
FY15
FY16
FY17
FY18
FY19
Q2FY19
Q2FY20
JUNE 30
DECEMBER 31

*CALCULATED ON A ROLLING 12 MONTHS BASIS.

DEEP CLIENT RELATIONSHIPS

16

AVERAGE SPEND: AVERAGE SPEND: TOTAL No. OF CLIENTS TOP 10 CLIENTS (£000s) REMAINING CLIENTS (£000s)* 11000 8250 5500 2750 112 154 188 258 275 271 367 5,510 6,200 7,820 9,040 10,870 5,246 6,510 2,730 3,190 284 434 504 597 699 456 440 263 258 0 FY15 FY16 FY17 FY17 FY17 _ FY17 FY18 FY15 FY16 FY17 FY18 FY19 6M19 6M20 Q218 Q219 FY15 FY16 FY17 FY18 FY18 - 6M19 6M20 - Q218 Q219 2015 2016 2017 2018 2019 Q2FY19 Q2FY20 FY15 FY16 FY17 FY18 FY19 6M19 6M20 Q2FY19 Q2FY20 FY15 FY16 FY17 FY18 FY19 6M19 6M20 Q2FY19 Q2FY20 AS OF JUNE 30, DECEMBER 31 JUNE 30 DECEMBER 31 DECEMBER 31 JUNE 30 DECEMBER 31 DECEMBER 31 *EXOZET WAS ACQUIRED IN DECEMBER 2019.  AS A RESULT THE EXOZET CLIENTS WERE INCLUDED IN THE TOTAL NUMBER OF CLIENTS BUT NOT IN THE AVERAGE SPEND OF REMAINING CLIENTS. INCREASING NUMBER & SPEND OF CLIENTS 17

RoW N.AMERICA EUROPE UK REVENUE % BY REGION 3% 0.3 23% 10% 18% 16% 12% 21% 27% 27% 29% 18% 24% Q2 FY20 34% 34% 28% 28% 23% REVENUE % BY VERTICAL 53% 78% 64% 50% 45% 45% 45% 45% FY15 FY16 FY17 FY18 FY19 _ FY19 FY20 PAYMENTS AND FINANCIAL SERVICES FY15 FY16 FY17 FY18 FY19 Q2FY19 Q2FY20 TECHNOLOGY, MEDIA & TELECOMMUNICATIONS JUNE 30 DECEMBER 31 OTHER* *OTHER INCLUDES CONSUMER PRODUCTS,   HEALTHCARE, LOGISTICS AND RETAIL VERTICALS DIVERSE REVENUE BASE: GEOGRAPHY & INDUSTRY VERTICALS 18

CAPITAL EXPENDITURES (£m) ADJUSTED FREE CASH FLOW (£m)* 30.00 5.7 21.5 20.00 8.0 3.9 Q2 9.5 3.2 Q2 10.00 2.0 9.2 2.1 2.7 6.5 5.4 7.3 1.9 2.5 9.5 10.1 11.2 28.7 29.8 0.30.3 13.5 Q1 0.00 Q1 FY15 FY16 FY17 FY18 FY18 _ FY17 FY18 FY15FY15 FY16 FY17FY17 FY18 FY18FY19 FY176M19 6M20 FY15 FY16 FY17 FY18 FY19 6M19 6M20 JUNE 30 DECEMBER 31 JUNE 30 DECEMBER 31 % OF REVENUE 2.5% 2.4% 4.1% 2.5% 2.5% 2.9% 3.4% 6M 11.3% 8.8% 7.0% 13.2% 10.4% 6.9% 12.7% 6M MARGIN 2.8% 3.7% Q2 12.9% 9.3% Q2 2.9% 3.0% Q1 0.4% 16.4% Q1 * SEE PAGE 21 FOR RECONCILIATION OF IFRS TO NON-IFRS METRICS LOW CAPEX & POSITIVE ADJUSTED FCF 19

APPENDIX 20

IFRS TO NON-IFRS RECONCILIATION 21

22